Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	December 22, 2015 at 10.30 a.m.

Disclosure under Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) ("Biotie" or the "Company") has on December 21, 2015 received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from Mr. Seth Klarman on behalf of himself, SAK Corporation and The Baupost Group, L.L.C. as a result of the implementation of changes to the transparency directive in the Finnish Securities Market Act.

According to the notification, the total number of Biotie shares owned directly or through financial instruments by Seth Klarman and entities under his control was 15.89 per cent of Biotie's total number of shares and voting rights on November 26, 2015. Biotie's registered total number of shares and voting rights amounting to 1,086,940,271 has been used in the calculation of percentages for the announcement.

Total positions of Seth Klarman and entities under his control subject to the notification:

	% of shares and voting rights (total of A)	% of shares and voting rights through financial instruments (total of B)	Total of both in % (A + B)
Resulting situation on the date on which threshold was crossed or reached	13.08	2.81	15.89
Position of previous notification (if applicable)	10.21	N/A	N/A

Notified details of the resulting situation on the date on which the threshold was crossed or reached:

A: Shares and voting rights

Class/type of shares ISIN code (if possible)	Number of shares and voting rights		% of shares and voting rights
	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)
Shares (FI0009011571)	-	30,555,556	-	2.81
Shares (FI0009011571) represented by 1,395,000 ADSs	-	111,600,000	-	10.27

SUBTOTAL A	142,155,556		13.08

For further information on the ADSs representing the Company’s shares, the notification refers to the stock exchange release issued by the Company on June 11, 2015.

B: Financial instruments according to SMA 9:6a

Type of financial instrument	Expiration date	Exercise/ Conversion period	Physical or cash settlement	Number of shares and voting rights	% of shares and voting rights
Warrants entitling to shares (new or treasury shares) (FI0009011571)	Nov 1, 2020	Nov 1, 2015 – Nov 1, 2020	Physical settlement	30,555,556	2.81

			SUBTOTAL B	30,555,556	2.81

For further information on the warrants, the notification refers to the stock exchange release issued by the Company on April 23, 2015.

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity:

Name	% of shares and voting rights	% of shares and voting rights through financial instruments	Total of both
Seth Klarman	0	0	0
SAK Corporation	0	0	0
The Baupost Group, L.L.C.	0	0	0
Baupost Private Investments A-1, L.L.C.	1.28	0.28	1.56
Baupost Private Investments B-1, L.L.C.	0.51	0.11	0.62
Baupost Private Investments C-1, L.L.C.	2.90	0.63	3.52
Baupost Private Investments H-1, L.L.C.	0.92	0.20	1.13
Baupost Private Investments P-1, L.L.C.	0.48	0.10	0.58
Baupost Private Investments Y-1, L.L.C.	0.34	0.07	0.41
Baupost Private Investments BVI-1, L.L.C.	0.82	0.18	0.99
Baupost Private Investments BVII-1, L.L.C.	1.02	0.22	1.24
Baupost Private Investments BVIII-1, L.L.C.	0.41	0.09	0.50
Baupost Private Investments BVIV-1, L.L.C.	4.40	0.94	5.34

According to the notification, Seth Klarman is the sole owner of SAK Corporation, the manager and controlling entity of The Baupost Group, L.L.C., which is the managing general partner of (i) Baupost Limited Partnership 1983 A-1 (being the parent entity of Baupost Private Investments A-1, L.L.C), (ii) Baupost Limited Partnership 1983 B-1 (being the parent entity of Baupost Private Investments B-1, L.L.C.), (iii) Baupost Limited Partnership 1983 C-1 (being the parent entity of Baupost Private Investments C-1, L.L.C), (iv) Baupost Value Partners, L.P.-II (being the parent entity of Baupost Private Investments BVII-1, L.L.C), (v) HB Institutional Limited Partnership (being the parent entity of Baupost Private Investments H-1, L.L.C.), (vi) PB Institutional Limited Partnership (being the parent entity of Baupost Private Investments P-1, L.L.C.), (vii) YB Institutional Limited Partnership (being the parent entity of Baupost Private Investments Y-1, L.L.C.), (viii) Baupost Value Partners, L.P.-I (being the parent entity of Baupost Private Investments BVI-1, L.L.C), (ix) Baupost Value Partners, L.P.-III (being the parent entity of Baupost Private Investments BVIII-1, L.L.C.) and (x) Baupost Value Partners, L.P.-IV (being the parent entity of Baupost Private Investments BVIV-1, L.L.C.).

Further, according to the notification, neither Seth Klarman nor any other entity under his control, other than (i) Baupost Private Investments A-1, L.L.C., (ii) Baupost Private Investments B-1, L.L.C, (iii) Baupost Private Investments C-1, L.L.C., (iv) Baupost Private Investments H-1, L.L.C., (v) Baupost Private Investments P-1, L.L.C., (vi) Baupost Private Investments Y-1, L.L.C., (vii) Baupost Private Investments BVI-1, L.L.C., (viii) Baupost Private Investments BVII-1, L.L.C., (ix) Baupost Private Investments BVIII-1, L.L.C. and (x) Baupost Private Investments BVIV-1, L.L.C., holds any shares or financial instruments in the Company.

In Turku, December 22, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com